UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-39147

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

(Registrant’s Name)

21/24F, Ping An Finance Center

No. 5033 Yitian Road, Futian District

Shenzhen, Guangdong, 518000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Announcement — Inside Information Update on the Very Substantial Disposal and Connected Transaction in Relation to Disposal of Entire Issued Shares in a Wholly-Owned Subsidiary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OneConnect Financial Technology Co., Ltd.

By:	/s/ Chongfeng Shen
Name:	Chongfeng Shen
Title:	Chairman of the Board and Chief Executive Officer

Date: April 17, 2024